File No. 70-8733

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                Amendment No. 3
                                      to
                          APPLICATION OR DECLARATION
                                      on
                                   FORM U-1
                                     under

                The Public Utility Holding Company Act of 1935

    THE SOUTHERN COMPANY      SOUTHERN ELECTRIC      MOBILE ENERGY SERVICES
   270 Peachtree Street,     INTERNATIONAL, INC.         HOLDINGS, INC.
            N.W.             900 Ashwood Parkway      900 Ashwood Parkway
  Atlanta, Georgia  30303         Suite 500                Suite 450
                               Atlanta, Georgia     Atlanta, Georgia  30338
                                    30338

     SOUTHERN ELECTRIC        SEI HOLDINGS, INC.        SEI EUROPE, INC.
    WHOLESALE GENERATORS,   900 Ashwood Parkway        900 Ashwood Parkway
            INC.                  Suite 500                Suite 500
    900 Ashwood Parkway        Atlanta, Georgia     Atlanta, Georgia  30338
         Suite 500                  30338
   Atlanta, Georgia  30338
                              SEI NEWCO 1, INC.
                             900 Ashwood Parkway
                                  Suite 500
                               Atlanta, Georgia 30338

              (Name of company or companies filing this statement
                 and addresses of principal executive offices)

                             THE SOUTHERN COMPANY
               (Name of top registered holding company parent of
                         each applicant or declarant)

 Tommy Chisholm, Secretary                    Thomas G. Boren, President
   The Southern Company                           Southern Electric
 270 Peachtree Street, N.W.                      International, Inc.
  Atlanta, Georgia  30303                        900 Ashwood Parkway
                                                       Suite 500
                                                Atlanta, Georgia  30338

                  (Names and addresses of agents for service)
 The Commission is requested to mail signed copies of all orders, notices and communications to:

             W.L. Westbrook                   Thomas G. Boren, President
        Financial Vice-President                  Southern Electric
          The Southern Company                   International, Inc.
       270 Peachtree Street, N.W.                900 Ashwood Parkway
        Atlanta, Georgia  30303                       Suite 500
                                                Atlanta, Georgia  30338

                            John D. McLanahan, Esq.
                             Troutman Sanders LLP
                          600 Peachtree Street, N.E.
                                   Suite 5200
                         Atlanta, Georgia  30308-2216
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     The Application or Declaration in this proceeding, as

heretofore amended and restated by Amendment No. 2, is hereby further amended as follows:

     Item 1.6 - Relationship to Other Authorizations, is amended by deleting the third paragraph and inserting the following in lieu thereof:

     "Southern Electric will continue to engage in those

activities currently authorized under the December 1994 Order.

However, any additional investment by Southern in Southern

Electric would be made indirectly through Holdings, as described above.  It is proposed that any Special Purpose Subsidiary may render services and sell goods to any associate Project, Energy-

Related Company, or Intermediate Subsidiary, subject to all of the terms, conditions and limitations of the December 1994 Order as if the terms, conditions and limitations of such order

expressly applied to such Special Purpose Subsidiary.  Without limiting the foregoing, the applicants propose that any such

Special Purpose Subsidiary may provide services or sell goods to any associate Project company, either directly or indirectly through its related Intermediate Subsidiary, at fair market

prices, and therefore request an exemption pursuant to Section

13(b) from the requirements of Rules 90 and 91 as applicable to any such transactions in any case in which any of the following circumstances shall obtain:

     1. Such Project company is an Exempt Project that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

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     2.   Such Project company is an EWG that sells electricity
     at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser thereof is not an associate public utility company of such Special Purpose Subsidiary within the Southern System;

     3. Such Project company is a QF that sells electricity exclusively (a) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or
     (ii) to an electric utility company, other than any associate public utility company of such Special Purpose Subsidiary within the Southern System, at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA; or

     4. Such Project company is an EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not an associate public utility company of such Special Purpose Subsidiary within the Southern System."


                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding

Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Dated:  February 1, 1996

                              THE SOUTHERN COMPANY

                              By: /s/Tommy Chisholm
                                   Tommy Chisholm
                                   Secretary

               (Signatures Continued on Next Page)









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                              MOBILE ENERGY SERVICES HOLDINGS,
                              INC.

                              By: /s/Tommy Chisholm
                                   Tommy Chisholm
                                   Secretary


                              SOUTHERN ELECTRIC INTERNATIONAL,
                              INC.

                              By: /s/Tommy Chisholm
                                   Tommy Chisholm
                                   Vice President and Secretary


                              SEI HOLDINGS, INC.

                              By: /s/Tommy Chisholm
                                   Tommy Chisholm
                                   Secretary


                              SOUTHERN ELECTRIC WHOLESALE
                              GENERATORS, INC.

                              By: /s/Tommy Chisholm
                                   Tommy Chisholm
                                   Secretary


                              SEI EUROPE, INC.

                              By: /s/Tommy Chisholm
                                   Tommy Chisholm
                                   Secretary


                              SEI NEWCO 1, INC.

                              By: /s/Tommy Chisholm
                                   Tommy Chisholm
                                   Secretary










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